EXHIBIT D-1
RECENT DEVELOPMENTS
     The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2007 on Form 18-K filed with the SEC on September 30, 2008, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2007, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2007.
GENERAL
     On April 14, 2008, discussions on the seventh review under the Stand-By Arrangement between the Republic and the International Monetary Fund (the “IMF”) were concluded and an agreement was reached with the authorities on a package of policies aimed at completing the seventh and final review under the Stand-By Arrangement. On May 9, 2008, the seventh review and disbursement of the remaining balance of SDR1 2.25 billion (approximately $3.65 billion at the time of the release) was approved by the IMF Executive Board, which completed the 19th Stand-By Arrangement. In order to conduct negotiations on a possible new stand-by arrangement, an IMF mission visited the Republic from January 8-26, 2009. Since then, the discussions between the IMF and the Republic have been continuing with a view to reach an agreement on the terms of a new IMF-supported program.
     The Undersecretariat of the Turkish Treasury together with the World Bank launched the Country Partnership Strategy (“CPS”) of Turkey on February 28, 2008. The CPS covers the period between 2008 and 2011 and is designed to provide Turkey with financial and technical support. The CPS package, which envisages total financial support of $6.2 billion, consists of both investment and program loans. On June 20, 2008, it was announced that the Executive Board of the World Bank approved the Programmatic Public Sector Development Policy Loan-II (“PPDPL-II”) with a total funding of €255.4 million (approximately $400 million) under the CPS. On December 16, 2008, it was announced that the Executive Board of the World Bank approved the Competitiveness and Employment Developments Policy Loan-II (“CEDPL-II”) with a total funding of €342.8 million (approximately $500 million) under the CPS. Approximately $2 billion of these funds have already been disbursed. On May 28, 2009, the Executive Board of the World Bank approved financing of $600 million for Turkey’s Private Sector Renewable Energy and Energy Efficiency Project. On June 11, 2009, the Executive Board of the World Bank approved the Programmatic Electricity Sector Development Policy Loan-I with a total funding of €548.4 million (approximately $800 million).
     On July 31, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from negative to stable and on November 13, 2008, Standard & Poor’s revised the outlook for the Republic’s BB- foreign currency rating from stable to negative. The Republic’s foreign currency rating from Fitch Ratings is BB- with a stable outlook since May 10, 2007 and its foreign currency rating from Moody’s is Ba3 with a stable outlook since December 14, 2005.
     On April 17, 2008, the Assembly approved a revised social security reform law (Law No. 5754), which addresses the objections raised by the Constitutional Court to the Social Insurance and General Health Insurance Law (Law No. 5510), The reform is expected to make a significant contribution to securing fiscal sustainability over the medium and long term. Law No. 5754 also establishes a new universal health insurance framework. To promote efficiency in this area, Law No. 5754 authorizes the Social Security Institution to set copayment rates for outpatient services that are differentiated between primary, secondary and tertiary levels. Law No. 5754 was approved by President Gül and published in the Official Gazette on May 8, 2008 (No. 26870).

[1]	The Special Drawing Right, or SDR, serves as the unit of account of the IMF. The value of the SDR in terms of U.S. dollars was SDR 1 = $1.557880 on July 21, 2009.

     The Turkish social security system has recorded an increasing deficit in recent years. The Social Security Institutions (“SSIs”) estimated deficit was 2.72% of GDP in 2008. SSIs realized a deficit of 2.27% of GDP in 2002, 2.95% of GDP in 2003, 2.85% of GDP in 2004, 2.88% of GDP in 2005, 2.46% of GDP in 2006 and 2.92% of GDP in 2007. The low premium collection rates and the increasing rate of health and insurance expenditures are the main factors for the increasing deficit of the social security system.
     On December 27, 2008, the Assembly approved the Central Government Budget Law for 2009 (Law No. 5828). According to Law No. 5828, total central government budget expenditure target is TL259.2 billion and total central government budget revenue target is TL248.76 billion for year 2009. The total central government budget deficit for year 2009 is envisaged to be approximately TL10.4 billion. Law No. 5828 was published in the Official Gazette on December 31, 2008 (No. 27097r)
     The 2008 budget was drawn up with the aim of achieving a primary surplus target for the consolidated government sector equivalent to 4.2% of GDP. However, with the announcement of the medium term fiscal framework on May 3, 2008, the primary surplus target for 2008 was reduced to 3.5% of GDP from 4.2% to accommodate recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects.
     As of January 1, 2009, the prefix “new” was removed from the name of the currency of the Republic (New Turkish Lira) and the currency of the Republic will be referred to as Turkish Lira. The New Turkish Lira banknotes and coins together with the Turkish Lira banknotes and coins will be in circulation until the end of year 2009.
     Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $19 billion before the International Center for the Settlement of Investment Disputes or under the United Nations Commission on International Trade Arbitration Rules alleging either that (a) they have been harmed because the Savings Deposit Insurance Fund’s (“SDIF”) takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. The Republic believes that it has meritorious defenses to all of these claims. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain.
     On February 20, 2008, the Assembly re-approved the Foundations Law (Law No. 5555) that was originally vetoed by former President Sezer and returned to the Assembly for review of the ninth article. The new law (Law No. 5737) allows foreigners to establish new foundations in Turkey on the principle of legal and actual reciprocity. Foundations will also be able to establish economic enterprises and companies on the condition that they notify Turkey’s foundations authority. Law No. 5737 was approved by President Gül and published in the Official Gazette on February 27, 2008 (No. 26800).
     The decision of the Council of Ministers to reduce the withholding tax rate applied to income generated by Turkish residents on the sale and purchase of shares through banks and intermediary institutions from 10% to 0% was published in the Official Gazette on November 13, 2008 (No. 27053).
     On November 13, 2008, the Assembly approved a new law (Law No. 5811) that facilitates bringing certain assets, including gold, cash and securities, in to the country and/or registering such assets. Law No. 5811 also transferred the authority to increase the limit of government guarantee for deposits in the banking system from SDIF to the Council of Ministers for two years. On June 17, 2009, the Assembly approved another law (Law No. 5917) that lengthens the duration of the application period to bring in the assets that were specified in Law No. 5811 to the country until the end of September 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).
     On December 5, 2008, in an attempt to help banks shield themselves from the impact of the global financial crisis, the Central Bank cut reserve requirement ratios from 11% to 9% for foreign exchange liabilities; providing around $2.5 billion in extra liquidity to the financial system.

     The government has also taken measures to combat the national and global financial crisis, such as reducing private consumption tax for cable, wireless, mobile services, increasing short-term employment benefits, giving motor vehicle tax exemption to cars more than 30 years old and introducing tax incentives to the companies for certain investments in certain regions. These measures were published in the Official Gazette on February 28, 2009 (No. 27155).
     A stimulus package including a value added tax cut on certain houses and a private consumption tax cut for home appliances and certain types of automobiles was published in the Official Gazette on March 16, 2009 (Council of Minister’s Decision No. 2009/14802, published in Official Gazette No. 27171). Both tax reductions were initially effective until June 15, 2009 but has been extended until September 30, 2009 (Council of Minister’s Decision No. 2009/15081, published in Official Gazette No. 27260). A Council of Ministers decision (No. 14803) regarding the reduction of Resource Utilization Support Fund levied on consumer credits from 15% to 10% was also published in the same Official Gazette.
     A package including value added tax cuts levied on the sale of real estates, electronic, furniture and industrial machines has been published in the Official Gazette on March 29, 2009 (No. 27184). On April 14, 2009 the content of this package was extended to include, among others, automotive by products, telephone equipment and certain types furniture (No. 27200).
     On June 4, 2009, the Government announced a new stimulus package that includes investment incentives, certain measures to enhance employment and a new credit guarantee fund for small and medium sized enterprises. On June 18, 2009, Law No. 5909 that enables the Turkish Treasury to transfer up to TL1 billion resource to the “Credit Guarantee Fund” was approved by the Assembly. Law No 5909 was published in the Official Gazette on June 24, 2009 (No. 27268).
     On June 16, 2009, a Council of Ministers decision (No. 14803) regarding the foreign currency lending practices in Turkey was published in the Official Gazette (No. 27260). This new regulation aims to facilitate the foreign currency lending practices of the corporate sector in Turkey by easing restrictions on Turkish companies’ ability to obtain foreign currency loans.
     Currently, a new Commercial Code is being discussed in Parliament. Under the proposed Commercial Code, among other things, companies would be required to prepare financial statements in accordance with International Financial Reporting Standards.
     On April 13, 2009, Turkey announced its European Union (EU) Pre-Accession Economic Program for the 2009-2011 period. According to the program, Turkey’s economy is expected to have growth rates of (3.6)%, 3.3% and 4.5% in 2009, 2010 and 2011, respectively. Inflation targeting regime will be continued in compliance with the main objective of establishing price stability. The end-year inflation targets for the years 2009, 2010 and 2011 are set as 7.5%, 6.5% and 5.5%, respectively. The program forecasts unemployment rates of 13.5%, 13.9% and 13.9% in 2009, 2010 and 2011, respectively. The program also forecasts the current balance deficit of around USD 11 billion in 2009, USD 18.6 billion in 2010 and USD 26.4 billion in 2011.
     As of July 22, 2009, at least 21 people in Turkey have tested positive for the deadly H5N1 strain of the bird flu virus (12 of which have been confirmed by the World Health Organization (the “WHO”), including 4 children who died from the disease). The most recent human case of the H5N1 strain of the bird flu virus in Turkey was reported on January 30, 2006. On January 22, 2008, a new H5N1 case in poultry was reported in the northern Black Sea region.
     As of July 6, 2009, according to the WHO, there were 40 laboratory confirmed cases reported in Turkey of the H1N1 strain of swine flu virus. The Ministry of Health has been in contact with the WHO and other international health organizations since the outbreak of the infection and is taking precautions in accordance with WHO recommendations.

POLITICAL CONDITIONS
     The following table sets forth the composition of the Assembly by total number of seats as of July 21, 2009:

Political Party	Number of Seats
Justice and Development Party (AKP)	338
Republican People’s Party (CHP)	97
Nationalist Action Party (MHP)	69
Democratic Society Party (DTP)	21
Democratic Socialist Party (DSP)	8
Independents	10
Türkiye Party	1
Vacant	6	[2]
Total	544
 Source: The Grand National Assembly of Turkey
     On July 25, 2008, the 13th Penal Court of Istanbul agreed to hear a case against 86 people (including two senior retired army officials, one political party leader and a number of journalists and non-governmental organization members) accused of, among other things, inciting an armed insurrection, aiding a terrorist group and plotting to overthrow the government. The first hearing was held on October 20, 2008 and the case is still under review by the 13th Penal Court of Istanbul. As of July 21, 2009, a total of 194 people (including army officers, policemen and journalists) have been investigated in relation to this case.
     The most recent local elections for municipalities were held on March 29, 2009. The Justice and Development Party (AKP) received 38.75% of the votes cast for the seats in city councils of the municipalities and was able to secure the mayoral position in 45 out of 81 cities. The Republican People’s Party (CHP) received 23.11% of the votes cast for the seats in city councils and won mayoral positions in 13 cities. The Nationalist Action Party (MHP) and the Democratic Society Party (DTP) received 16.05% and 5.69% of the votes, respectively. The next general election is expected to be held on July 2011.
KEY ECONOMIC INDICATORS
•	In the first quarter of 2009, GDP (at constant prices) decreased by 13.8% compared to the same period in 2008. In the last quarter of 2008, GDP (at constant prices) decreased by 6.2% compared to the same period in 2007. Annual GDP (at constant prices) in 2008 increased by 1.1%. In the third quarter of 2008, GDP (at constant prices) grew by an estimated 1.2% compared to the same period in 2007. In the second quarter of 2008, GDP (at constant prices) grew by an estimated 2.8% compared to the same period in 2007. In the first quarter of 2008, GDP (at constant prices) grew by an estimated 7.3% compared to the same period in 2007. Annual GDP (at constant prices) in 2007 increased by 4.7%.

•	For the month of June 2009, CPI increased by 0.11% and PPI increased by 0.94%.

•	The Republic’s CPI and PPI in June 2009 increased by 5.73% and decreased by 1.86%, respectively, compared to the same month of the previous year. The year-end CPI was 10.06% for 2008 while the official CPI year-end target for 2008 was 4%. In 2008, inflation was largely affected by developments in the global economy. Inflation rates increased in parallel with the sharp increase

[2]	The six vacant seats were held by five recently deceased members of the Assembly and President Gül who resigned from his parliamentary seat.

in commodity prices in the first three quarters of 2008. However, with the reversal in the global commodity prices as a result of the intensification of the global financial crisis, inflation rates trended downward in the last quarter of 2008.
     Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2009

	June	September	December
Uncertainty Band (Upper Limit)	10.80	10.50	9.50
Path Consistent with the Target	8.80	8.50	7.50
Uncertainty Band (Lower Limit)	6.80	6.50	5.50
•	On July 20, 2009, the Central Bank foreign exchange buying rate for U.S. dollars was TL1.5032 per U.S. dollar, compared to an exchange buying rate of TL1.1843 per U.S. dollar on July 21, 2008.

•	On June 23, 2009, the Government offered an interest rate of 12.09% for the 20-month Government Bond, compared to an interest rate of 21.54% for the 19-month Government Bond on June 10, 2008.

•	The industrial production index decreased by 17.4% in May 2009 compared to May 2008 (year on year).

•	The following table indicates unemployment figures for 2008-2009:

2008	Unemployment rate	Number of unemployed
January	11.6%	2,591,000
February	11.6%	2,677,000
March	10.7%	2,532,000
April	9.6%	2,333,000
May	8.9%	2,164,000
June	9.0%	2,237,000
July	9.4%	2,353,000
August	9.8%	2,439,000
September	10.3%	2,548,000
October	10.9%	2,687,000
November	12.3%	2,995,000
December	13.6%	3,274,000

2009	Unemployment rate	Number of unemployed
January	15.5%	3,650,000
February	16.1%	3,802,000
March	15.8%	3,776,000
April	14.9%	3,618,000
Source: TURKSTAT
•	On June 26, 2007, it was announced that the wages of public sector workers would increase by 3% for each six-month period in 2008. The wages of civil servants were increased by 4% on average in the first half of 2008. On August 16, 2008, it was announced that the wages of civil servants were increased by 8.4% on average effective from August 2008. On August 30, 2008, it was announced that the wages of civil servants will be increased by 8.7% on average in 2009 (consisting of 4% increase effective from January 1, 2009 and a further increase of 4.5% effective from July 1, 2009). On July 7, 2009, it was announced that the wages of public sector workers would increase by 5.5% for the second half of 2009, by 3% retroactively for the first six months of 2009 and by 2.5% for the first half of 2010 and another 2.5% for the second half of 2010.

•	On June 3, 2008, it was announced that the inflation target rates for years 2009 and 2010 were revised upwards due to the risks posed by rising food and energy prices to the medium term inflation outlook. The inflation target rates for years 2009 and 2010 were revised to 7.5% and 6.5% respectively and the inflation target rate for year 2011 was set at 5.5%.
In its regular meeting held on July 16, 2009, the Monetary Policy Committee (“MPC”) decided to lower its short-term interest rates (policy rates) by 0.50% at the Central Bank Interbank Money Market and the Istanbul Stock Exchange Repo-Reverse Repo Market. As of July 21, 2009, the Central Bank overnight borrowing interest rate was 8.25%, and the Central Bank overnight lending interest rate was 10.75%.
TOURISM
•	In 2008, net tourism revenues (according to the balance of payments presentation) increased by approximately 20.9% to approximately $18.4 billion from approximately $15.2 billion in 2007. From January to May 2009, net tourism revenue was around $3.8 billion.

•	From January to May 2009, the number of foreign visitors visiting the Republic decreased by approximately 0.72% to approximately 7,327,542 foreign visitors, as compared to approximately 7,381,032 foreign visitors in the same period of 2008.
FOREIGN TRADE AND BALANCE OF PAYMENTS
     From January to May 2009, the trade balance (according to the balance of payments presentation) posted a deficit of $5.3 billion as compared to a deficit of $22.6 billion in the same period in 2008. Between January and May 2009, total goods imported (c.i.f.3), including gold imports, decreased by 42.3% to approximately $49.8 billion, as compared to approximately $86.4 billion during the same period of 2008. The decrease in exports was primarily due to the lack of domestic demand. From January to May 2009, capital goods, which are used in the production of physical capital, decreased by approximately 42.2% over the same period in 2008; intermediate goods, such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 46.0% over the same period in 2008 and consumption goods decreased by approximately 25.7% over the same period of 2008. Between January and May 2009, the current account (“CAD”) produced a deficit of approximately $4.6 billion, as compared to a deficit of approximately $22.3 billion in the same period of 2008
     In 2008, CAD produced a deficit of approximately $41.6 billion, as compared to approximately $38.2 billion in 2007. The total trade deficit (according to the balance of payments presentation) in 2008 was approximately $53.2 billion, as compared to approximately $46.7 billion in 2007.
     As of July 10, 2009, total gross international reserves of the Central Bank were approximately $68.3 billion (compared to $73.3 billion as of December 26, 2008), gold reserves were approximately $3.5 billion (compared to $3.27 billion as of December 26, 2008) and the Central Bank gross foreign exchange reserves were approximately $64.8 billion (compared to approximately $70.1 billion as of December 26, 2008).
     As of July 20, 2009, the Central Bank held approximately TL4.01 billion in public sector deposits.
PUBLIC FINANCE AND BUDGET
•	In June 2009, the central government consolidated budget expenditures were approximately TL17.9 billion and central government consolidated budget revenues were approximately TL15.4 billion, compared to a central government consolidated budget expenditure of

[3]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.

approximately YTL14.6 billion and a central government consolidated budget revenue of YTL18.5 billion during the same month of 2008.
•	In June 2009, the central government consolidated budget deficit was approximately TL2.5 billion, compared to a central government consolidated budget surplus of YTL3.98 billion during the same month of 2008.

•	In June 2009, the central government consolidated budget primary deficit reached approximately TL1, 4 billion, compared to the central government consolidated budget primary surplus of YTL5.1 billion during the same month of 2008.

•	From January to June 2009, the central government consolidated budget expenditures were approximately TL124.8 billion and central government consolidated budget revenues were approximately TL101.6 billion, compared to a central government consolidated budget expenditure of approximately YTL100.6 billion and a consolidated budget revenue of YTL102.5 billion during the same period in 2008.

•	From January to June 2009, the central government consolidated budget deficit was approximately TL23.2 billion, compared to a central government consolidated budget surplus of YTL1.9 billion during the same period in 2008.

•	From January to June 2009, the central government consolidated budget primary surplus reached approximately TL4.0 billion, compared to the central government consolidated budget primary surplus of YTL22.7 billion during the same period in 2008.
     On December 29, 2008, the Republic announced its 2009 financing program. According to the 2009 financing program, the Republic expects to repay (including principal and interest) a total of approximately TL153.9 billion of debt in 2009, of which approximately TL135.1 billion constitutes domestic debt and approximately TL18.7 billion constitutes external debt. The total borrowing target for the Republic in 2009 is approximately TL117.4 billion, of which approximately TL105.1 billion would consist of domestic borrowing and approximately TL12.2 billion would consist of external borrowing. Other sources of funds in 2009 are expected to consist of primary surplus (which is targeted to yield TL28.5 billion on a cash basis), collections from guaranteed receivables (which are targeted to yield TL0.5 billion) and other sources including privatization revenues and revenues from the SDIF (which are targeted to yield TL7.5 billion).
     On June 25, 2009, the Assembly approved a new law (Law No. 5917) that enables, among other things, the Treasury to borrow up to five times the net borrowing limit for the year 2009. Law No. 5917 was published in the Official Gazette on July 10, 2009 (No. 27284).
     On May 3, 2008, a medium term fiscal framework that covers the period between 2008 and 2012 was announced. Under this framework, medium term public debt stock to GDP targets and primary surplus targets were announced. While forming this framework, recent policy initiatives such as labor market reform, local government reform and expediting investments in high yielding infrastructure projects such as the Southeastern Anatolian Project4 were taken into account. With this framework the Government announced that it had reduced the primary surplus target for 2008 to 3.5% of GDP from 4.2%. The primary surplus is expected to gradually decrease to 2.4% by 2012. Also, the debt to GDP ratio is expected to decline from 37% in 2008 to 30% in 2012.

[4]	The Southeastern Anatolia Project (GAP) is a multi-sector, integrated regional development effort based on sustainable development. The objectives of the project include the improvement of living standards and income levels so as to reduce regional development disparities and contribute to such national goals as social stability and economic growth through the enhancement of productivity and employment opportunities in rural areas. The project covers nine administrative provinces, namely, Adiyaman, Batman, Diyarbakir, Gaziantep, Kilis, Mardin, Siirt, Sanliurfa and Sirnak.

PRIVATIZATION
     The Government’s plans for privatization include, among others, the remaining shares of Turk Telekom A.S. (“Turk Telekom”), TEKEL, Turk Hava Yollari A.O. (“Turkish Airlines”), sugar factories, electricity generators/distributors, bridges and ports, toll roads and national lottery.
     Regarding the block sale of 100% of the shares of three electricity distribution companies, namely, Baskent Elektrik Dagitim A.S., Sakarya Elektrik Dagitim A.S. and Istanbul Anadolu Yakasi Elektrik Dagitim A.S., each operating in a different region, the bidding deadline for the privatization was initially announced as December 15, 2006 but was then postponed to January 19, 2007. On January 9, 2007, it was announced that the tenders for the three electricity distribution companies were postponed to a future date for the purpose of dispelling uncertainties in post-privatization investments and completing ongoing investment projects in these companies. The final bidding date for the Baskent and Sakarya Elektrik Dagitim A.S. was announced as June 10, 2008. On April 22, 2008, it was announced that the tender for the privatization of Istanbul Anadolu Yakasi Elektrik Dagitim A.S. was cancelled. On April 30, 2008, the last bidding date for the privatization of two other distribution companies, namely Meram Elektrik Dagitim A.S. and Aras Elektrik Dagitim A.S., was announced as July 15, 2008 and then postponed to September 15, 2008. The final negotiations for the Meram and Aras Elektrik Dagitim A.S. were held on September 25, 2008 and it was announced that Alsim-Alarko submitted the highest bid for Meram Elektrik Dagitim A.S. of $440 million and Kiler submitted the highest bid for Aras Elektrik Dagitim A.S. of $128.5 million.
     On July 1, 2008, it was announced that the consortium of Ak Enerji and CEZ won the tender for Sakarya Elektrik Dagitim A.S. with a bid of $600 million and the consortium of Sabanci Holding and Verbund won the tender for the Baskent Elektrik Dagitim A.S. with a bid of $1.225 billion. On September 19, 2008, it was announced that the Privatization High Council (“PHC”) approved the privatizations of Sakarya and Baskent Elektrik Dagitim A.S. The last bidding date for the privatization of Coruh Elektrik Dagitim A.S., Osmangazi Elektrik Dagitim A.S. and Yesilirmak Elektrik Dagitim A.S. through block sale of 100% of the shares was announced as October 20, 2009. On April 28, 2009, it was announced that Council of State suspended the sale of Aras Elektrik Dagitim A.S. The privatization process of the remaining 12 electricity distribution companies is still pending.
     On February 8, 2007, it was announced that the PHC decided to privatize 51% of the shares of Petkim Petrokimya Holding A.S. (“Petkim”), a petrochemical corporation, through a block sale. On March 16, 2007, the Privatization Administration announced the tender for the block sale of 51% of the shares of Petkim. The bidding deadline for the privatization was announced as June 15, 2007. On June 7, 2007, it was announced that the bidding deadline for the privatization of Petkim was extended to June 25, 2007. On July 5, 2007, it was announced that the consortium of TransCentralAsia Petrochemical Holding made the highest bid of $2.05 billion and the consortium of Socar-Turcas-Injaz made the second highest bid of $2.04 billion for 51% of the shares of Petkim. On October 16, 2007, it was announced that the tender committee decided to submit the consortium of Socar-Turcas-Injaz’s offer to the Competition Board for approval. There was no official announcement as to why the second highest bid was selected rather than the first highest bid. On November 9, 2007, it was announced that the Competition Board authorized the sale of Petkim to Socar-Turcas-Injaz. On November 22, 2007, the PHC approved the sale of Petkim to Socar-Turcas-Injaz. On December 27, 2007, it was announced that the Council of State suspended the sale of Petkim to Socar-Turcas-Injaz, ruling that the privatization of Petkim does not provide for public benefit. On March 19, 2008, it was announced that the Council of State rejected the case against the cancellation of the privatization of Petkim. On May 30, 2008, it was announced that the block sale agreement was signed and the transfer of Petkim to Socar-Turcas-Injaz for $2.04 billion was finalized. On December 25, 2008, the Council of State approved the sale of Petkim.
     On October 9, 2007, the PHC’s decision on the privatization of Türkseker A.S. (Turkish Sugar Factories.) and the privatization of SUMERHALI (a carpet firm) was published in the Official Gazette (No. 26668). According to the PHC’s decision, Turkseker A.S will be privatized through a sale of assets. The PHC also decided that SUMERHALI will be privatized through a sale of its assets.
     On November 16, 2007, the Privatization Administration announced the tender for the privatization of 33.5% of the shares of NITRO-MAK (a producer of emulsion type explosives) owned by Sumer Holding A.S. through an asset sale. The bidding deadline for this privatization was announced as December 13,

2007. Two bids were received for this privatization. The consortium of Altay Endüstri Yatirimlari ve Ticaret A.S., Altay Kollektif Sirketi, M. Murat DURAL ve Ortagi, ANG Ali Nihat Gökyigit Yatirim Holding A.S.,VIEM Ticari ve Sanayi Yatirimlari Ltd. THORNti. submitted the highest bid of $19.6 million. The PHC approved the sale of NITRO-MAK on March 12, 2008.
     On November 23, 2007, the Privatization Administration announced the tender for the privatization of Barit (a mineral grinding plant) through an asset sale. Barit is currently owned by Sumer Holding A.S. The bidding deadline for this privatization was January 3, 2008. Four bids were received for this privatization. AS Çimento Sanayi ve Ticaret A.S. submitted the highest bid of $5.6 million. The PHC approved the sale of Barit on June 10, 2008.
     On February 20, 2008, the Privatization Administration announced the tender for the privatization of the Bandirma Port and Samsun Port through the transfer of operational rights for 36 years. These ports are currently owned by Turkish State Railways (“TCDD”). The bidding deadline for this privatization was April 22, 2008. Eighteen bids were received for this privatization. The final negotiations for the privatization tenders for both Bandirma and Samsun Ports were completed on May 16, 2008. The highest bid for Bandirma Port was by Celebi Ortaklik Girisim Grubu for $175.5 million and the highest bid for Samsun Port was by Ceynak Lojistik Ticaret A.S. for $125.2 million. These privatizations were approved by the PHC on September 19, 2008.
     On July 3, 2007, the PHC approved the transfer of operational rights of the Izmir Port (for a consideration of $1.275 billion) and the related decision was published in the Official Gazette dated July 4, 2007 (No. 26572). However, on February 28, 2008, it was announced that the Council of State suspended the sale of Izmir Port. On October 13, 2008, it was announced that the Council of State rejected the bid by a trade union to cancel the privatization of Izmir Port.
     On July 16, 2008, the Privatization Administration announced the tender for selecting the advisor to the privatization of the power stations of Elektrik Uretim A.S.
     On August 19, 2008, it was announced that the Council of State has suspended the privatization of nine toll-roads and two Bosphorus bridges, claiming that the existing legal framework does not allow for privatizations of these assets. On December 30, 2008, it was announced that the deadline for the completion of the privatization of nine toll-roads and two Bosphorus bridges has been extended to December 31, 2010.
     On September 24, 2008, Privatization Administration announced the tender for the privatization of a portfolio consisting of five sugar factories, namely Kars, Ercis, Agri, Mus and Erzurum Sugar Factories, through sale of assets. The deadline for the final bidding was November 27, 2008. However, the tender for the five sugar factories was cancelled on November 28, 2008 due to a lack of bids.
     On November 5, 2008, the Privatization Administration announced the tender for the privatization of the Turkish national lottery. The bidding deadline for this privatization was first announced as February 27, 2009 but then postponed to April 15, 2009. A total of 2 bids were received for this privatization. On May 5, 2009, it was announced that the privatization of the Turkish national lottery was cancelled.
     On November 25, 2008, the Privatization Administration announced the tender for the privatization of 51% of the shares of Cyprus Turkish Tobacco Processing Industry Ltd. The bidding deadline for this privatization was first announced as December 15, 2008, but the deadline was first postponed to February 27, 2009 and then to July 24, 2009.
     On December 22, 2008, the Privatization Administration announced the tender for the privatization of 56.1% of the shares of Dogusan Boru Sanayi ve Ticaret A.S., a pipe production company. The bidding deadline for this privatization was February 26, 2009 but then postponed to August 13, 2009.
BANKING SYSTEM

     As of April 29, 2009, there have not been any bank takeovers due to the ongoing global financial crisis. The most recent takeover occurred on July 3, 2003 and involved Imarbank. As of July 21, 2009, the SDIF had taken over 22 private banks since 1997.
     The SDIF is continuing its efforts to recover claims and sell off assets inherited from banks taken over by the SDIF. As of May 14, 2008, the SDIF had already signed protocols with 17 former owners of failed banks regarding the settlement of their debts to the SDIF. The SDIF has begun selling non-related party loans of failed banks through loan auctions and is also taking steps to dispose of its holdings of shares in companies and other assets taken over by the SDIF.
     On March 10, 2009 the SDIF announced that it was taking over 50 percent of the Caglar Group’s Bis Enerji company, a joint-stock company which produces electricity.
     On February 6, 2008, SDIF signed a supplementary protocol with Toprak Group. Under this protocol, SDIF discounted some of Toprak Group’s debt as Toprak Group made early repayment of $363 million to SDIF.
     On October 4, 2007, it was announced that SDIF would sell ATV-Sabah Group (a media firm) and the final date for prequalification was set as October 15, 2007. On October 11, 2007, it was announced that the tender schedule for this sale was postponed and the deadline for prequalification was postponed to November 9, 2007 due to demands from investors and Bayram (a religious holiday). On October 30, 2007, it was announced that the deadline for prequalification was postponed from November 9, 2007 to November 19, 2007, again, due to demands from investors. On December 5, 2007, only one firm, Calik Group, submitted a bid of $1.1 billion, the minimum price for the assets, and the tender committee accepted the bid. On December 6, 2007, it was announced that SDIF approved the bid of $1.1 billion for ATV-Sabah and submitted the bid to the Competition Board and the Radio and Television Supreme Board (“RTÜK”) for their approval. The sale of ATV-Sabah was approved by the Competition Board on January 10, 2008 and by the RTÜK on February 7, 2008. On February 21, 2008, the SDIF Board approved the sale of ATV-Sabah.
     On January 25, 2008, SDIF signed a protocol with Deniz A.S., the legal representative of EGS Group. Debt of EGS Bank A.S. is envisioned to be liquidated in 12 years. Under this protocol, the company’s assets will be sold after the market value of these assets has increased and/or the collection of revenues has increased as much as possible until sale of the company.
     On February 22, 2008, it was announced that SDIF had taken over Yasemin Turizm ve Ticaret A.S. to collect losses which were incurred by Interbank A.S.
     On March 9, 2008, it was announced that SDIF would sell the media companies under the control of Erol Aksoy Group.
     On September 23, 2008, it was announced that SDIF and Çukurova Group is continuing discussion regarding the repayment of debts of Interbank to SDIF. According to the announcement, a broad agreement was reached and a total of $400 million is expected to be repaid by the Çukurova Group. On May 18, 2009, it was announced that SDIF and Cukurova Group reached a final agreement regarding the repayment of debts of Interbank (a total of $398 million) in installments to SDIF.
     On July 18, 2009, it was announced that SDIF had taken over 70 companies of Hayyam Garipoglu, the former controlling partner of the Sumerbank, in response to the breach of the protocol between SDIF and Garipoglu group that was signed on August 12, 2004 (and modified on January 7, 2009).
DEBT
     The Central Government’s total domestic debt stock was approximately TL301.9 billion as of May 2009, compared to approximately YTL261.3 billion as of May 2008.

     In June 2009, the average maturity of Turkey’s domestic borrowing was 31.7 months, compared to 28.6 months in June 2008. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 13.9% in June 2009, compared to 17.8% in June 2008.
     The total gross outstanding external debt of the Republic was approximately $276.8 billion (at then-current exchange rates) at the end of the 2008. The total gross outstanding external debt of the Republic was approximately $248.9 billion (at then-current exchange rates) at the end of 2007.
     Since January 1, 2008, the Republic has issued the following external debt:
•	$1 billion of global notes on January 15, 2008, which mature on April 3, 2018, and have a 6.75% annual interest rate;

•	$1 billion of global notes on March 5, 2008, which mature on March 5, 2038, and have a 7.25% annual interest rate;

•	$500 million of global notes on June 24, 2008, which mature on March 15, 2015 and have a 7.25% annual interest rate;

•	$1.5 billion of global notes on September 11, 2008, which mature on March 11, 2019 and have a 7.0% annual interest rate; and

•	$1 billion of global notes on January 14, 2009, which mature on July 14, 2017 and have a 7.5% annual interest rate.

•	$1.5 billion of global notes on May 7, 2009, which mature on November 7, 2019 and have a 7.5% annual interest rate.
      INTERNATIONAL RELATIONS
     As a result of the continuing violence and civil unrest in Iraq, neighboring countries, including the Republic, have experienced and may continue to experience certain negative economic effects, such as decreases in revenues from trade and tourism, increases in oil expenditures, decreases in capital inflow, increases in interest rates and increases in military expenditures. The Republic continues to be affected by the consequences of conflicts in other countries in the Middle East, including Iraq, Israel and Palestine, and has been the victim of various isolated terrorist attacks.
     On October 17, 2007, the Parliament authorized the government to engage in possible cross-border military operations in northern Iraq for a one year period. On November 2007, the government gave authorization to the Turkish Army for possible cross-border military operations in northern Iraq and the first operation was executed in December 1, 2007. As of January 5, 2009, the Republic had executed seventeen air strike operations. On February 22, 2008, the Turkish army launched a ground operation in northern Iraq which was completed on February 29, 2008. The Republic has cooperated with Iran by sharing information on certain of these military strikes into northern Iraq. Following the start of the new legislative year, on October 8, 2008, Parliament renewed the government’s authorization for possible cross-border military operations in northern Iraq for another one-year period, starting from October 17, 2008. On November 19, 2008, U.S., Iraqi and Turkish officials held three-way talks in Baghdad and agreed that their joints efforts should be more active in confronting terrorist organization the Kurdish Workers’ Party (the “PKK”).
     Regarding the EU accession process, on March 29, 2007, negotiations on the “Enterprise and Industrial Policy” chapter (Chapter 20) were opened. This is the second chapter to be negotiated since the official opening of membership talks in October 2005. The conclusion of the chapter is subject to two benchmarks. Chapter 20 will not be provisionally closed unless the Republic meets its obligation to implement the customs union protocol and provides the EU Commission with a revised comprehensive industrial policy strategy aimed at strengthening the Republic’s industrial competitiveness. Moreover, Position Papers on the “Education and Culture” (Chapter 26), “Economic and Monetary Policy” (Chapter 17), “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were submitted by the Republic and the position of the EU regarding the “Education and Culture” and “Economic and Monetary Policy” chapters have not yet been announced. On June 26, 2007, negotiations on the “Statistics” (Chapter 18) and “Financial Control” (Chapter 32) chapters were opened. The conclusion of negotiations of these chapters is conditional on satisfying two and five benchmarks respectively. Recently, a Position Paper on “Consumer and Health Protection” (Chapter 28) was submitted by the Republic and the position of the EU regarding this chapter is being awaited. On December 19, 2007, negotiations on the “Consumer and Health Protection” (Chapter 28) and “Trans-European Networks” (Chapter 21) chapters were opened. The conclusion of these chapters is conditional on satisfying one and five benchmarks respectively. On June 17, 2008, negotiations on the “Company Law” (Chapter 6) and “Intellectual Property Law” (Chapter 7) chapters were opened (both with closing benchmarks). On December 19, 2008, negotiations on the “Free Movement of Capital” (Chapter 4) and “Information Society and Media” (Chapter 10) were opened. On June 30, 2009, negotiations on the “Taxation” (Chapter 16) were opened. In total, the Republic has eleven chapters that have been opened for negotiation since the official opening of membership talks in October 2005, one of which (“Science and Research” Chapter (No. 25)) has been provisionally closed.
     On January 6, 2009, Russia halted the supply of natural gas to Ukraine after the two countries failed to resolve a contract dispute relating to payment terms for gas. Russian gas supplies to Turkey from a western pipeline passing through Ukraine have also been halted. As a result, the Republic has increased the supplies of Russian gas delivered via the Blue-Stream pipeline, which passes under the Black Sea, and will begin discussion with Iran on increasing supplies from that country. On January 21, 2009, it was announced that Russia would resume the supply of natural gas to Turkey (via Ukraine).
     On July 13, 2009, Turkey, Bulgaria, Romania, Hungary and Austria signed a transit agreement in Ankara for the Nabucco gas pipeline, which aims to supply Europe with gas from the Caspian region and the Middle East.
     On November 5, 2008, the European Commission released the 2008 Progress Report on the Republic’s course of accession into the EU. Among its conclusions, the Progress report notes that although the Republic continues to sufficiently fulfill the Copenhagen political criteria, further efforts are needed in some areas, particularly concerning political reforms, reform of the constitution and the judiciary reform. The Progress Report points out that the Turkish economy continued to perform well, although growth fell below potential due to a slowdown in domestic demand. The Republic has made progress in aligning with the EU’s legal order in many areas, in particular in chapters Trans-European networks, energy and science and research, as well as in the area of financial control. The Republic’s alignment is advanced in some areas, such as free movement of goods, intellectual property rights, enterprise and industrial policy, anti-trust policy, consumer and health protection, science and research, energy. However, alignment needs to be pursued in certain other areas such as agriculture, fisheries, veterinary and phytosanitary policies, state aid, justice and home affairs, social policies, cultural diversity and employment. The Progress Report notes that negotiations in eight chapters relevant to the Republic’s restrictions regarding the Greek Cypriot Administration will not be opened and no chapter will be provisionally closed (after December 2006) until the EU determines that the Republic has fully implemented the Additional Protocol and the Association Agreement, which relate to access to Turkish ports for Greek Cypriot planes and vessels.
     On July 25, 2008, it was announced that Turkish Cypriot leader Mehmet Ali Talat and the Greek Cypriot leader Demetris Christofias will launch comprehensive reunification talks on September 3, 2008. The sides have come together in regular meetings since then, with no concrete solution being reached yet. On April 19, 2009, general elections were held in the Turkish Republic of Northern Cyprus. According to the final results, National Unity Party (UBP) won the absolute majority in the parliament with 44% of the vote and 26 seats in the 50-seat parliament, while Republican Turkish Party (CTP) lost its dominant role with 29% of the vote and 15 seats.
     On August 18, 2008, it was announced that the process for the preparation of the Third National Program of Turkey for the Adoption of the EU Acquis Communautaire has been commenced. The National

Program, which outlines the proposed Government actions over the next four years and includes a number of legislative and regulatory changes, including constitutional amendments, which aims to put the Republic closer to harmonizing its laws with those of the European Union was published on December 31, 2008, in the Official Gazette (No. 27097).
     US President Barack Obama visited Turkey between April 5-7, 2009.
     Positive steps have been taken by the governments of Turkey and Armenia to improve relations between these two countries. Upon the invitation of the Armenian President Serj Sarkisyan, Turkish President Abdullah Gul visited Armenia in September 2008, becoming the first Turkish leader to visit Armenia.